Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Canetic Resources Trust confirms monthly distribution

    CALGARY, Dec. 17 /CNW/ - (CNE.UN - TSX; CNE - NYSE)- Canetic Resources
Trust ("Canetic") is pleased to announce that a cash distribution of C$0.19 per trust unit will be paid on January 15, 2008 to unitholders of record on
December 31, 2007. The trust units of Canetic will commence trading on an ex-distribution basis on December 27, 2007. Using a Canadian to U.S. dollar exchange rate of $0.98, the distribution amount is approximately U.S. $0.19 per Trust Unit. The actual U.S. dollar equivalent distribution for unitholders who hold units through a brokerage firm will be based upon the Canadian to
U.S. dollar exchange rate in effect on the payment date, net of applicable
Canadian withholding taxes. Registered unitholders are paid directly by
Canetic's transfer agent, Computershare, and the distribution will be based on the Canadian to U.S. dollar exchange rate as of the date of record, net of applicable Canadian withholding taxes.
    The regular monthly distribution to be paid to Canetic Unitholders in the month of January 2008 will not be affected by the proposed Arrangement between
Penn West Energy Trust ("Penn West") and Canetic and will be paid in the usual manner. Therefore, Canetic Unitholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008. If the
Arrangement is completed on January 11, 2008, as currently scheduled, this will be the last regular monthly distribution paid by Canetic and the first distribution of Penn West that all Penn West Unitholders (including former
Canetic Unitholders) will be eligible to receive following the Effective Date of the Arrangement is the distribution anticipated to be paid on February 15,
2008 to Penn West Unitholders of record on January 31, 2008. The board of directors of Penn West (the "Penn West Board") has resolved to maintain its current distribution level of $0.34 per Penn West Unit for the distributions to be paid on February 15, 2008 to Penn West Unitholders of record on
January 31, 2008 (including former Canetic Unitholders who continue to hold
Penn West Units on January 31, 2008). The amount of future cash distributions will be subject to the discretion of the Penn West Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels and capital expenditure requirements.
    Canetic has suspended the Canetic distribution reinvestment plan (the
"Canetic DRIP") such that all distributions made by Canetic after the cash distribution of Canetic to be paid on December 14, 2007 to holders of record on November 30, 2007, will not be eligible for reinvestment under the Canetic
DRIP. If the Arrangement is completed on January 11, 2008 as expected, the
Canetic DRIP will be terminated on that date. Former Canetic Unitholders who are resident in Canada or the United States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West
DRIP") following the completion of the Arrangement should, if they become registered Penn West Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Penn West
Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Penn West Units are held following the
Arrangement and provide instructions on how they wish to participate in the
Penn West DRIP. The authorization form for registered Penn West Unitholders can be obtained at www.pennwest.com.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.
For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info(at)canetictrust.com or toll free telephone at 1-877-539-6300.

    ADVISORY: Certain information regarding Canetic Resources Trust or Penn
West Energy Trust, including management's assessment of exchange rates,
Canadian withholding taxes and Canetic or Penn West's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.
Readers are cautioned that the foregoing list of factors is not exhaustive.
Additional information on these and other factors that could affect Canetic or
Penn West's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at
Canetic's website (www.canetictrust.com) or at Penn West's website
(www.pennwest.com).

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations: (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 07:00e 17-DEC-07